MCG SECURITIES, LLC

(A Limited Liability Company)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2016

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

MCG SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MCG Securities, LLC

We have audited the accompanying statement of financial condition of MCG Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of MCG Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MCG Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 14, 2017


MCG SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS


Cash	$	176,082
Fees receivable		243,160
Furniture and equipment, at cost, less accumulated depreciation of $12,151		5,219
Other assets		48,945
Total assets	**$**	**473,406**


LIABILITIES AND MEMBERS' EQUITY


LIABILITIES:

Salaries and commissions payable	$	165,548
Accounts payable and accrued expenses		75,691
Total liabilities		241,239

MEMBERS' EQUITY (Note 2)

		232,167
Total liabilities and members' equity	**$**	**473,406**

The accompanying notes are an integral part of this statement.   4

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

MCG Securities, LLC, a Pennsylvania Limited Liability Company, (the "Company") is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 31, 2012. The Company is an independent firm that is approved to engage in mutual funds, municipal securities, variable life insurance and annuities and private placements. The Company also earns revenue by providing merger and acquisition advisory services, raising capital, publishing research and collecting commissions from other unaffiliated broker-dealers on referrals of equities, fixed income, options, mutual funds and variable annuities.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with accounting principles generally accepted in the United States of America.

Rule 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

Commissions and service fees include fees arising from the sale of mutual funds, municipal securities, variable life insurance and annuities, securities offerings and private placements in which the Company acts as an agent. Commissions and services fees are recorded on the trade-date of the securities transaction or completion date of the securities offering. Research fees and other income is recorded as revenue when earned.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance and repairs are expensed currently.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, fees receivable, other assets, salaries and commissions payable and accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these investments.

Cash and Cash Equivalents

For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees Receivable

Fees receivable represents referral fees. The Company has determined that these fees are collectible.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $166,875 and $16,083, respectively, which was $150,792 in excess of the required minimum. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.45 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   LEASES

The Company has entered into leases for office space which have been properly classified as operating leases. The lease has a term of 15 months commencing February 1, 2016 and terminating on April 30, 2017, with a fixed monthly fee of $1,500, with additional service fees based on usage. This lease is renewable with a 45 day advance written notice. Total lease expenses were $16,500 for the year ended December 31, 2016. Future minimum rental payments for 2017 due under the current operating lease agreement are $6,000.

NOTE 4 -   RELATED PARTY TRANSACTIONS

The Company and Bluestone Capital Management, LLC (the "Affiliate"), a company under common control, have entered into an expense sharing agreement (the "Agreement") wherein the Affiliate and the Company share telephone, internet and personnel expenses on a monthly allocated basis. Expenses incurred in excess of expenses due by the Company on behalf of the Affiliate were $109,597 for the year ending December 31, 2016 of which $99,467 were received and $10,129 is due from the Affiliate and is included in Fees Receivable.

Additionally, the Company rents office space from an affiliate with common ownership on a month-to-month basis for $2,000 per month under an informal agreement. For the year ended December 31, 2016 the amount paid was $24,000, which is included in Occupancy Costs.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 -   *PROPERTY AND EQUIPMENT*

Property and equipment are summarized by major classifications as follows:

Furniture and fixtures	$ 5,693
Office Equipment	10,797
Software	880
	17,370
Less accumulated depreciation	12,151
Net property and equipment	$ 5,219

Total depreciation expense was $4,866 for the year ended December 31, 2016.

NOTE 6 -   *BUSINESS CONCENTRATIONS*

There were three customers that comprised approximately 70% of revenue during the year ended December 31, 2016.

NOTE 7 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

The Company is engaged in various placement activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 8 -   *COMMITMENTS AND CONTINGENCIES*

There are no commitments and contingencies that would have material impact as of December 31, 2016.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.